# PROACTIVE FINTECH LLC
## Statement of Stockholders' Equity
## For the Year Ended December 31, 2021

| | Common Stock | Additional Paid-in Capital | Treasury Stock | Retained Earnings | Total |
|---|---|---|---|---|---|
| Beginning Stockholder's Equity | $ 0.00 | $ 4,636,165.66 | $ 0.00 | $ (2,463,452.92) | $ 2,172,712.74 |
| Net Income | | | | (2,699,236.89) | $ (2,699,236.89) |
| Stock issued | $ 0.00 | $ 694,213.60 | | | $ 694,213.60 |
| Dividends | | | | 0.00 | $ 0.00 |
| **Ending Stockholder's Equity** | $ 0.00 | $ 5,330,379.26 | $ 0.00 | $ (5,162,689.81) | $ 167,689.45 |